UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 28, 2005

SNB BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

TEXAS	**000-50904**	**76-0472829**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

14060 Southwest Freeway, Sugar Land, Texas 77478

(Address of principal executive offices and Zip Code)

Registrant's telephone number including area code: **(281) 269-7200**

(Former name or former address, if changed since last report): **Not applicable**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	**Results of Operations and Financial Condition**

On April 28, 2005, SNB Bancshares, Inc. publicly disseminated a news release announcing its financial results for the first quarter ending March 31, 2005. A copy of the news release is attached as Exhibit 99.1 and incorporated herein by reference.

As provided in General Instruction B.2 to Form 8-K, the information furnished in Item 2.02 and Exhibit 99.1 of this Current Report on Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act'), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	**Financial Statements and Exhibits**

 (c) Exhibits. The following materials are filed as exhibits to this Current Report on Form 8-K:

Exhibit No.	Description
99.1	News Release issued by SNB Bancshares, Inc. dated April 28, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SNB BANCSHARES, INC.

Date: April 28, 2005

By: /s/ R. Darrell Brewer
_____

R. Darrell Brewer
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued by SNB Bancshares, Inc. dated April 28, 2005

EXHIBIT 99.1



14060 Southwest Freeway
Sugar Land, Texas 77478

For More Information, Contact

Southern National Bank of Texas
R. Darrell Brewer, CFO
(281) 269-7271
www.snbtx.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

SNB Bancshares, Inc. Announces First Quarter 2005 Results

SUGAR LAND, TEXAS (April 28, 2005) - SNB Bancshares, Inc. (NASDAQ: SNBT), the parent company of Southern National Bank of Texas, today announced solid operating results due to a significant increase in net interest income, principally as a result of strong loan growth, offset by a writedown for the previously announced restructuring of its securities portfolio. For the first quarter of 2005, the Company recorded a $2.2 million loss, or $0.18 per share. Net earnings for the first quarter 2005, excluding the after-tax non-recurring impairment charge of $4.1 million or $0.33 per share, would have been $1.9 million, a 46% increase compared with $1.3 million earned in the first quarter of 2004. Net earnings per diluted share excluding the non-recurring impairment charge would have been $0.15 on 12.9 million shares in the first quarter of 2005 compared with $0.17 on 7.2 million shares in the first quarter of 2004.

Net earnings excluding the non-recurring impairment charge is considered a non-GAAP financial measure as defined under the rules and regulations of the Securities and Exchange Commission. Management believes that this presentation of net earnings excluding such charge should enhance investors' understanding of the Company's earnings performance during the first quarter of 2005.

"The restructuring and de-leveraging of our balance sheet and the associated impairment charge was a necessary step to reduce our risks in a rising interest rate environment and to improve profitability going forward," said R. Darrell Brewer, Treasurer and Chief Financial Officer. "While we remain liability sensitive, paying down debt lessened our liability-sensitive position, thus reducing our risk from rising interest rates, and increased yields on our bond portfolio should improve our net interest margin. We do not anticipate any need for further large-scale securities sales. We will fund loan growth with deposits, short-term and cash equivalent investments, cash flows from securities and short-term borrowings as needed," said Brewer. "Of the $163 million in proceeds from the sale of low yielding securities, which had a weighted average yield of approximately 2.76%, $75 million was used to pay down Federal Home Loan Bank borrowings, which had an average cost of funds of 2.48%. In addition, $88 million was reinvested in securities with a weighted average yield of approximately 4.90%. Furthermore, we will benefit from increased cash flows from these new securities."

FIRST QUARTER RESULTS

Strong loan growth and improving yields from the loan portfolio helped offset higher cost of funds. In spite of the significant increase in short term interest rates over the past 12 months, our net interest margin in the first quarter of 2005 expanded 14 basis points compared with the first quarter of 2004.

Net Interest Income

Net interest income for the first quarter of 2005 increased 29% to $7.9 million, compared with $6.1 million for the same period in 2004. The increase was primarily due to a 24% increase in average earning assets, partially offset by a 63 basis point increase in weighted average rates on interest-bearing liabilities. The average balance of interest-earning assets in the first quarter of 2005 increased $210.9 million compared with the same period in 2004 while the average yield increased 63 basis points to 5.06% from 4.43%. The average balance of interest-bearing liabilities increased $153.9 million in the first quarter of 2005 compared with the first quarter of 2004. The weighted average rates on interest bearing liabilities increased to 2.56% in the first quarter of 2005 from 1.93% in the first quarter of 2004.

The provision for loan losses in the first quarter of 2005 was down moderately at $600,000 compared with $750,000 in the first quarter of 2004 and the fourth quarter of 2004, reflecting sound asset quality. Net interest income after provision for loan losses increased 36% to $7.3 million for the first quarter of 2005 compared with $5.4 million in the same period in 2004.

Non-interest Income

Non-interest income declined in the first quarter of 2005 compared with the same period in 2004 primarily due to the non-recurring impairment charge and no gains from sales of securities. Non-interest income totaled a loss of $5.7 million in the first quarter of 2005 compared with income of $744,000 in the first quarter of 2004, with the decrease primarily due to the $6.1 million impairment charge related to the restructuring of our securities portfolio during the first quarter of 2005 and the fact that there were no gains on the sale of securities in the first quarter of 2005 compared with $359,000 in gains on sales of securities during the same period in 2004.

Non-interest Expense

Non-interest expense in the first quarter of 2005 increased 16% to $4.9 million compared with $4.2 million in the first quarter of 2004, primarily due to increases in compensation, higher professional fees associated with being publicly traded, and technology upgrades/infrastructure improvements made during 2004. Some of these higher expenses were associated with the new branch opened in Katy in October 2004.

BALANCE SHEET REVIEW

Assets increased to $1.1 billion at March 31, 2005, up 10% from a year ago and down 5% from December 31, 2004, reflecting the de-leveraged balance sheet.

In the first quarter of 2005, net loans increased 37% year-over-year and 5% from the linked quarter to $621 million, with double-digit growth in all categories except consumer and other from a year ago. Commercial mortgages were the highest growth category showing a 55% increase over the twelve months. According to a survey from infoUSA reported in the Houston Business Journal March 7, 2005, Houston attracted more than 187,000 new businesses in the past four years, which equates to a 3.8% growth rate. "This solid growth in new businesses, coupled with strong growth from established business in the region is providing fertile ground for our commercial lending business," said Harvey Zinn, President and Chief Executive Officer. Commercial mortgage loans accounted for 45% of the loan portfolio compared to 39% a year ago; construction and development loans accounted for 21% from 23% a year ago and residential loans remained steady at 21%.

In the past twelve months, deposits grew 3% to $867.4 million at March 31, 2005, with a 12% increase in low-cost NOW, savings and money market accounts which offset a 4% decline in higher cost time deposits. Average deposits in the first quarter of 2005 increased 9% to $870.9 million from $801.0 million in the first quarter of 2004 and up 12% from the linked quarter. "The loyalty of our customers is apparent in our deposit growth and demonstrates our ability to compete in the Houston area market on service and convenience," Zinn said. "Our deposit rates remain in the middle of the market, and we believe we can continue to hold a strong and growing position in our market with this strategy. Nevertheless, as interest rates rise, we anticipate our cost of funds will also rise, although probably not as quickly as the yield curve itself changes."

Shareholders' equity at March 31, 2005, more than doubled to $83.4 million from $34.4 million at March 31, 2004, reflecting the $52 million in new equity raised from the initial public offering in August 2004. Book value per share was $6.70 at March 31, 2005, compared to $4.92 at March 31, 2004. SNB Bancshares remains well capitalized with all capital ratios above minimum requirements.

ASSET QUALITY

Nonperforming assets as of March 31, 2005 were $6.9 million, an increase compared with $6.5 million at March 31, 2004, and up from $4.8 million at December 31, 2004. As a percentage of total loans and other real estate owned, nonperforming assets were 1.11% as of March 31, 2005, down from 1.41% as of March 31, 2004 and up from 0.80% as of December 31, 2004. The primary cause for the increase in nonperforming assets when comparing March 31, 2005 with December 31, 2004 is $3.1 million in loans with one guarantor secured by commercial real estate placed on non-accrual during January 2005. This increase was partially offset by the sale of one commercial real estate property in the amount of $895,000.

At March 31, 2005, the allowance for loan losses as a percentage of total loans was 1.39% compared with 1.34% at March 31, 2004. Net recoveries totaled $17,000 for the quarter ended March 31, 2005, compared with net charge-offs of $219,000 for the same period in 2004.

KATY, TEXAS DE NOVO BRANCH

"Consistent with our strategy to build our franchise through adding de novo or acquired branches in Fort Bend County and other suitable markets, we opened the community branch in Katy, Texas, which is about 30 miles west of Houston," said Harvey Zinn. "In the six months since it opened, the Katy office has gathered $6 million of the $1 billion in deposits in this market. This market offers tremendous opportunities for us, because the competition is almost exclusively from large national banks against whom we have competed very successfully in the past. We believe that further growth in the Katy community, along with several other expanding areas, will leverage our marketing and staffing investments and accelerate our acceptance in desirable markets, just as we have accomplished in our hometown of Sugar Land."

THE COMPANY

SNB Bancshares, Inc. (the "Company") is a bank holding company headquartered approximately 15 miles southwest of downtown Houston in Sugar Land, Texas, the largest city in fast growing Fort Bend County. The Company, with total assets of $1.1 billion, total loans of $630.0 million, total deposits of $867.4 million and total shareholders' equity of $83.4 million, as of March 31, 2005, has four full-service branches in Harris and Fort Bend Counties.

Notice under the Private Securities Litigation Reform Act of 1995

Except for historical information contained herein, this press release may constitute forward-looking statements for the purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such, may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from the results, performance or achievements expressed or implied by such forward-looking statements. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Act of 1995, and is including this statement for purposes of said safe harbor provisions.

The Company's actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, the following: (a) the effects of future economic and business conditions on the Company and our customers; (b) changes in governmental legislation and regulations; (c) the risks of changes in interest rates; (d) competition from other banks and financial institutions for customer deposits and loans; (e) the failure of assumptions underlying the establishment of reserves for loan losses; (f) changes in the levels of loan prepayments and the resulting effects on the value of the Company's loan portfolio; (g) the failure of assumptions underlying the establishment of and provisions made to the allowance for loan losses; (h) the effect of changes in accounting policies and practices which may be adopted by regulatory agencies and/or the Financial Accounting Standards Board; (i) technological changes; (j) acquisition and integration of acquired businesses; (k) the loss of senior management or operating personnel and the potential inability to hire qualified personnel at reasonable compensation levels; (l) acts of terrorism; and (m) other risks and uncertainties listed from time to time in the Company's reports filed with the Securities and Exchange Commission.

Contacts:

R. Darrell Brewer, CFO
(281) 269-7271
brewerd@snbtx.com

Whitney Rowe, Investor Relations & Corp. Secretary
(281) 269-7220
rowew@snbtx.com

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands, except outstanding shares
and per share data)
(Unaudited)

	For the Three Months Ended March 31,		
	2005	2004	% chg
EARNINGS SUMMARY:			
Net earnings (loss)	$ (2,186) [1]	$ 1,259	(273.6)%
Basic earnings per share	$ (0.18) [2]	$ 0.18	(197.7)
Diluted earnings per share	(0.17) [3]	0.17	(200.1)
Weighted average shares outstanding:			
Common stock	9,755,689	3,767,320	159.0
Class B stock	2,678,696	3,226,669	(17.0)
Total	12,434,385	6,993,989	77.8
Shares outstanding at end of period:			
Common stock	9,758,412	3,777,208	158.3
Class B stock	2,676,541	3,216,781	(16.8)
Total	12,434,953	6,993,989	77.8
EARNINGS STATEMENT DATA:			
Interest income:			
Loans	$ 9,797	$ 6,501	50.7%
Securities:			
Taxable	3,926	3,321	18.2
Nontaxable	133	22	504.5
Federal funds sold and earning deposits	14	99	(85.9)
Total interest income	13,870	9,943	39.5
Interest expense:			
Demand deposits	1,786	951	87.8
Certificates and other time deposits	2,668	2,193	21.7
Junior subordinated debentures	624	521	19.8
Other borrowings	883	145	509.0
Total interest expense	5,961	3,810	56.5
Net interest income	7,909	6,133	29.0
Provision for loan losses	600	750	(20.0)
Net interest income after provision	7,309	5,383	35.8
Noninterest income:			
Service charges on deposit accounts	223	237	(5.9)
Gain on sale of securities-net	-	359	(100.0)
Impairment write-down of securities	(6,144)	-	-
Other	187	148	26.4
Total noninterest income	(5,734)	744	(870.7)
Noninterest Expense:			
Salaries and employee benefits	2,933	2,684	9.3
Net occupancy expense	389	439	(11.4)
Data processing	413	286	44.4
Legal and professional fees	389	137	183.9
FDIC deposit insurance premium	29	25	16.0
Other	742	648	14.5
Total noninterest expense	4,895	4,219	16.0
Earnings (loss) before income taxes	(3,320)	1,908	(274.0)
Provision (benefit) for income taxes	(1,134)	649	(274.7)
Net earnings (loss)	$ (2,186) [1]	$ 1,259	(273.6)%

(1) Net loss of $2,186 for the three months ended March 31, 2005 includes the impairment write-down charge on securities of $4,055, net of tax. Net earnings excluding this charge would have been $1,869.

(2) Basic loss per share of $0.18 for the three months ended March 31, 2005 includes the impairment write-down charge on securities of $0.33 per share, net of tax. Basic earnings per share excluding this charge would have been $0.15.

(3) Diluted loss per share of $0.17 for the three months ended March 31, 2005 includes the impairment write-down charge of $0.32 per diluted share, net of tax. Diluted earnings per share excluding this charge would have been $0.15.

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands, except outstanding shares
and per share data)
(Unaudited)

	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
EARNINGS STATEMENT DATA:					
Interest income:					
Loans	$ 9,797	$ 9,153	$ 8,031	$ 7,085	$ 6,501
Securities:					
Taxable	3,926	3,992	4,184	4,030	3,321
Nontaxable	133	111	50	19	22
Federal Funds Sold	14	19	14	22	99
Total interest income	13,870	13,275	12,279	11,156	9,943
Interest expense:					
Demand deposits	1,786	1,323	1,215	1,025	951
Certificates and other time deposits	2,668	2,333	2,179	2,336	2,193
Junior subordinated debentures	624	592	566	516	521
Other borrowings	883	1,047	753	311	145
Total interest expense	5,961	5,295	4,713	4,188	3,810
Net interest income	7,909	7,980	7,566	6,968	6,133
Provision for loan losses	600	675	625	900	750
Net interest income after provision	7,309	7,305	6,941	6,068	5,383
Noninterest income:					
Service charges on deposit accounts	223	163	193	193	237
Gain on sale of securities-net	-	0	197	144	359
Impairment write-down of securities	(6,144)	0	0	0	0
Other	187	182	153	151	148
Total noninterest income	(5,734)	345	543	488	744
Noninterest Expense:					
Salaries and employee benefits	2,933	2,980	2,944	2,757	2,684
Net occupancy expense	389	470	483	428	439
Data processing	413	377	284	271	286
Legal and professional fees	389	205	158	153	137
FDIC deposit insurance premium	29	31	31	28	25
Other	742	1,398	831	773	648
Total noninterest expense	4,895	5,461	4,731	4,410	4,219
Earnings (loss) before income taxes	(3,320)	2,189	2,753	2,146	1,908
Provision (benefit) for income taxes	(1,134)	736	935	729	649
Net earnings (loss)	$ (2,186) [1]	$ 1,453	$ 1,818	$ 1,417	$ 1,259
Basic earnings (loss) per share	$ (0.18) [2]	$ 0.12	$ 0.20	$ 0.20	$ 0.18
Diluted earnings (loss) per share	(0.17) [3]	0.11	0.19	0.20	0.17
Weighted average shares outstanding:					
Common stock	9,755,689	9,752,284	6,456,156	3,974,575	3,767,320
Class B stock	2,678,696	2,679,498	2,680,521	3,019,414	3,226,669
Total	12,434,385	12,431,782	9,136,677	6,993,989	6,993,989

(1) Net loss of $2,186 for the three months ended March 31, 2005 includes the impairment write-down charge on securities of $4,055, net of tax. Net earnings excluding this charge would have been $1,869.

(2) Basic loss per share of $0.18 for the three months ended March 31, 2005 includes the impairment write-down charge on securities of $0.33 per share, net of tax. Basic earnings per share excluding this charge would have been $0.15.

(3) Diluted loss per share of $0.17 for the three months ended March 31, 2005 includes the impairment write-down charge of $0.32 per diluted share, net of tax. Diluted earnings per share excluding this charge would have been $0.15.

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

	Q1 2005	Q1 2004	% chg
BALANCE SHEET AVERAGES:			
Loans	$ 613,375	$ 436,066	40.7%
Allowance for loan losses	(8,396)	(5,949)	41.1
Loans, net	604,979	430,117	40.7
Investment securities	486,885	412,277	18.1
Federal funds sold	838	25,269	(96.7)
Interest-earning deposits in other financial institutions	986	17,607	(94.4)
Cash and due from banks	17,333	18,366	(5.6)
Premises and equipment	16,375	12,672	29.2
Accrued interest receivable and other assets	15,024	9,713	54.7
Total assets	$ 1,142,420	$ 926,021	23.4%
Demand deposits	$ 105,280	$ 98,717	6.6%
NOW, savings, and money market accounts	375,990	336,670	11.7
Time deposits	389,669	365,592	6.6
Total deposits	870,939	800,979	8.7
Other borrowed funds	142,167	51,683	175.1
Junior subordinated debentures	38,250	38,250	0.0
Accrued interest payable and other liabilities	4,209	2,816	49.5
Total liabilities	1,055,565	893,728	18.1
Shareholders' equity	86,855	32,293	169.0
Total liabilities and shareholders' equity	$ 1,142,420	$ 926,021	23.4%

	March 31, 2005	March 31, 2004	
PERIOD END BALANCES:			
Loans	$ 630,048	$ 460,872	36.7%
Allowance for loan losses	(8,738)	(6,181)	41.4
Loans, net	621,310	454,691	36.6
Investment securities	371,684	448,373	(17.1)
Federal funds sold	1,210	28,200	(95.7)
Interest-earning deposits in other financial institutions	25,773	339	7502.7
Cash and due from banks	15,950	21,151	(24.6)
Premises and equipment	17,769	12,628	40.7
Accrued interest receivable and other assets	14,282	9,765	46.3
Total assets	$ 1,067,978	$ 975,147	9.5%
Demand deposits	$ 111,408	$ 112,404	(0.9)%
NOW, savings, and money market accounts	368,949	328,232	12.4
Time deposits	387,012	403,267	(4.0)
Total deposits	867,369	843,903	2.8
Other borrowed funds	75,500	55,500	36.0
Junior subordinated debentures	38,250	38,250	0.0
Accrued interest payable and other liabilities	3,489	3,118	11.9
Total liabilities	984,608	940,771	4.7
Shareholders' equity	83,370	34,376	142.5
Total liabilities and shareholders' equity	$ 1,067,978	$ 975,147	9.5%

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
QUARTERLY AVERAGE BALANCE SHEET HISTORY:					
Loans	$ 613,375	$ 579,459	$ 533,607	$ 486,394	$ 436,066
Allowance for loan losses	(8,396)	(7,748)	(7,258)	(6,501)	(5,949)
Loans, net	604,979	571,711	526,349	479,893	430,117
Investment securities	486,885	496,204	517,041	504,454	412,277
Federal funds sold	838	1,496	816	8,371	25,269
Interest-earning deposits in other financial institutions	986	1,849	2,985	956	17,607
Cash and due from banks	17,333	16,316	13,116	14,348	18,366
Premises and equipment	16,375	15,453	13,061	12,661	12,672
Accrued interest receivable and other assets	15,024	14,328	15,542	13,479	9,713
Total assets	$ 1,142,420	$ 1,117,357	$ 1,088,910	$ 1,034,162	$ 926,021
Demand deposits	$ 105,280	$ 103,502	$ 111,968	$ 104,646	$ 98,717
NOW, savings, and money market accounts	375,990	325,857	334,347	342,693	336,670
Time deposits	389,669	351,178	351,116	404,545	365,592
Total deposits	870,939	780,537	797,431	851,884	800,979
Other borrowed funds	142,167	207,593	199,093	110,287	51,683
Junior subordinated debentures	38,250	38,250	38,250	38,250	38,250
Accrued interest payable and other liabilities	4,209	3,977	3,536	3,423	2,816
Total liabilities	1,055,565	1,030,357	1,038,310	1,003,844	893,728
Shareholders' equity	86,855	87,000	50,600	30,318	32,293
Total liabilities and shareholders' equity	$ 1,142,420	$ 1,117,357	$ 1,088,910	$ 1,034,162	$ 926,021
PERIOD END BALANCES HISTORY:					
Loans	$ 630,048	$ 598,292	$ 553,185	$ 512,416	$ 460,872
Allowance for loan losses	(8,738)	(8,121)	(7,473)	(6,929)	(6,181)
Loans, net	621,310	590,171	545,712	505,487	454,691
Investment securities	371,684	488,523	503,584	533,477	448,373
Federal funds sold	1,210	-	1,735	6,100	28,200
Interest-earning deposits in other financial institutions	25,773	441	2,179	91	339
Cash and due from banks	15,950	20,794	13,692	17,292	21,151
Premises and equipment	17,769	16,137	13,837	12,825	12,628
Accrued interest receivable and other assets	14,282	14,022	13,797	16,624	9,765
Total assets	$ 1,067,978	$ 1,130,088	$ 1,094,536	$ 1,091,896	$ 975,147
Demand deposits	$ 111,408	$ 110,858	$ 103,007	$ 114,401	$ 112,404
NOW, savings, and money market accounts	368,949	398,051	356,036	362,283	328,232
Time deposits	387,012	359,477	356,154	379,572	403,267
Total deposits	867,369	868,386	815,197	856,256	843,903
Other borrowed funds	75,500	132,900	151,500	168,500	55,500
Junior subordinated debentures	38,250	38,250	38,250	38,250	38,250
Accrued interest payable and other liabilities	3,489	4,151	3,536	3,101	3,118
Total liabilities	984,608	1,043,687	1,008,483	1,066,107	940,771
Shareholders' equity	83,370	86,401	86,053	25,789	34,376
Total liabilities and shareholders' equity	$ 1,067,978	$ 1,130,088	$ 1,094,536	$ 1,091,896	$ 975,147

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

YIELD ANALYSIS:

	For the Three Months Ended March 31,					
	2005			2004		
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)					
Assets:						
Interest-earning assets:						
Loans	$ 613,375	$ 9,797	6.39%	$ 436,066	$ 6,501	5.90%
Investment Securities	486,885	4,059	3.39	412,277	3,343	3.24
Federal funds sold	838	5	2.40	25,269	59	0.92
Interest-earning deposits in other financial institutions	986	9	3.72	17,607	40	0.91
Total interest-earning assets	1,102,084	13,870	5.06%	891,219	9,943	4.43%
Less allowance for loan losses	(8,396)			(5,949)		
Total interest-earning assets, net of allowance	1,093,688			885,270		
Non-earning assets:						
Cash and due from banks	17,333			18,366		
Premises and equipment	16,375			12,672		
Accrued interest receivable and other assets	15,024			9,713		
Total noninterest-earning assets	48,732			40,751		
Total assets	$ 1,142,420			$ 926,021		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
NOW, savings, and money market accounts	$ 375,990	$ 1,786	1.93%	$ 336,670	$ 951	1.14%
Time deposits	389,669	2,668	2.78	365,592	2,193	2.41
Other borrowed funds	142,167	883	2.48	51,683	145	1.11
Junior subordinated debentures	38,250	624	6.52	38,250	521	5.39
Total interest-bearing liabilities	946,076	5,961	2.56%	792,195	3,810	1.93%
Noninterest-bearing liabilities:						
Demand deposits	105,280			98,717		
Accrued interest payable and other liabilities	4,209			2,816		
Total noninterest-bearing liabilities	109,489			101,533		
Total liabilities	1,055,565			893,728		
Shareholders' equity	86,855			32,293		
Total liabilities and shareholders' equity	$ 1,142,420			$ 926,021		
Net interest income		$ 7,909			$ 6,133	
Net interest spread			2.50			2.50
Net interest margin (tax equivalent)			2.91%			2.77%

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

RATE VOLUME ANALYSIS:

	For the Three Months Ended March 31, 2005 Compared with the Same Period in 2004					
				Increase (Decrease) Due to Change in		
	Q1 2005	Q1 2004	Increase (Decrease)	Volume	Rate	Total
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$ 9,797	$ 6,501	$ 3,296	$ 2,578	$ 718	$ 3,296
Investment securities	4,059	3,343	716	597	119	716
Federal funds sold	5	59	(54)	(55)	1	(54)
Interest-bearing deposits in other financial institutions	9	40	(31)	(37)	6	(31)
Total interest income	13,870	9,943	3,927	3,083	844	3,927
Interest-bearing liabilities:						
NOW, savings and money market accounts	1,786	951	835	110	725	835
Time deposits	2,668	2,193	475	143	332	475
Other borrowed funds	883	145	738	248	490	738
Junior subordinated debentures	624	521	103	-	103	103
Total interest expense	5,961	3,810	2,151	501	1,650	2,151
Net interest income	$ 7,909	$ 6,133	$ 1,776	$ 2,582	$ (806)	$ 1,776

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

LOAN PORTFOLIO:

	As of March 31, 2005		As of March 31, 2004	
	Amount	Percent	Amount	Percent
Business and industrial	$ 71,463	11.3%	$ 64,811	14.1%
Real estate:				
Construction and land development	130,543	20.7	105,015	22.8
Residential mortgages	134,495	21.4	98,142	21.3
Commercial mortgages	282,548	44.9	182,047	39.4
Consumer and other	12,648	2.0	11,978	2.6
Gross loans	631,697	100.3	461,993	100.2
Less unearned discounts and fees	(1,649)	(0.3)	(1,121)	(0.2)
Total loans	$ 630,048	100.0%	$ 460,872	100.0%

NONPERFORMING ASSETS:

	As of March 31, 2005	As of March 31, 2004
	(Dollars in thousands)	
Nonaccrual loans	$ 4,677	$ 2,293
Accruing loans past due 90 days or more	-	-
Restructured loans	1,891	1,991
Other real estate	425	2,255
Total nonperforming assets	$ 6,993	$ 6,539
Nonperforming assets to total loans and other real estate	1.11%	1.41%

ALLOWANCE FOR LOAN LOSSES:

	As of and for the Three Months Ended March 31, 2005	As of and for the Three Months Ended March 31, 2004
Allowance for loan losses at beginning of period	$ 8,121	$ 5,650
Provision for loan losses	(600)	(750)
Charge-Offs:		
Business and industrial	-	(121)
Real estate	-	(94)
Consumer	(23)	(28)
Total charge-offs	(23)	(243)
Recoveries:		
Business and industrial	26	20
Real estate	12	-
Consumer	2	4
Total recoveries	40	24
Net recoveries (charge-offs)	17	(219)
Allowance for loan losses at end of period	$ 8,738	$ 6,181
Allowance for loan losses to end of period loans	1.39%	1.34%
Net (recoveries) charge-offs to average loans	(0.01)	0.20
Allowance for loans losses to end of period nonperforming loans	133.04	144.28

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Unaudited)

SELECTED RATIOS AND OTHER DATA:

	Q1 2005	Q1 2004
Return on average assets	(0.78)%	0.55%
Return on average equity	(10.20)	15.68
Leverage ratio	10.27	4.85
Tier 1 Capital to RWA ratio	16.98	8.24
Total Capital (Tier 1 + Tier 2) to RWA ratio	19.31	14.10
Average equity to average total assets	7.60	3.49
Tax equivalent yield on earning assets	5.06	4.43
Cost of funds with demand accounts	2.30	1.72
Net interest margin, tax equivalent	2.91	2.77
Non-interest expense to average total assets	1.74	1.83
Efficiency ratio	58.83	64.73
End of period book value per share	$ 6.70	$ 4.92
Full time equivalent employees	155	146

Common Stock Performance (1):

	First quarter 2005	For the period of 08/18/04 - 12/31/04
Market value of common stock - End of period	$ 11.31	$ 14.75
Market value of common stock - High	15.00	15.49
Market value of common stock - Low	10.25	10.00

	As of March 31, 2005
Book value of common stock	$ 6.70
Market/book value of common stock	168.69%
Price/12 month trailing earnings ratio	45.24 X

(1) The common stock began trading on the Nasdaq Stock Market National Market System on August 18, 2004.